Stevens & Lee
                         One Penn Square
                      Lancaster, PA  17602

                          April 7, 1999



VIA EDGAR

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: DynamicWeb Enterprises, Inc. Application for Withdrawal of Registration Statement 333-67439

Ladies and Gentlemen:

     In accordance with Rule 477 of the Securities Act of 1933, we hereby apply for withdrawal of the Form S-2 Registration Statement of DynamicWeb Enterprises, Inc. filed on November 11, 1998, Commission File Number 333-67439. The grounds for our application follow.

     The Staff of the Division of Corporation Finance has formally commented that it believes that there are problems with the offering proposed to be conducted under the registration statement. Those problems relate to the timing of the filing of the registration statement relative to the closings of the investment transactions with the Shaar Fund, Ltd. It appears that the Staff is of the view that the offering under that registration statement may be tainted by two subsequent closings of transactions with the Shaar Fund. DynamicWeb wishes to avoid any actual or perceived problems with the offering under this registration statement. Accordingly, on behalf of DynamicWeb we respectfully request withdrawal of the registration statement.

     We submit that withdrawal would be consistent with the protection of investors because the present registration statement would be terminated and could not be used to solicit potential purchasers of the common stock. No shares of common stock covered by the registration statement have been sold.

                                   Very truly yours,

                                   STEVENS & LEE


                                   /s/ Scott H. Spencer


cc:  Steven L. Vanechanos, Jr. (via fax)
     Ira Halperin, Esquire (via fax)
     Stephen F. Ritner, Esquire (via fax)